# JPMORGAN BALANCED CAPITAL STRENGTH INDEX PERFORMANCE DETAILS

June 2, 2015

J.P.Morgan

# JPMorgan Balanced Capital Strength Index Performance Details

| J.P. Morgan Balanced Capital Strength Index (the "Index") Performance – Bloomberg JPUSBLCS Index | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2008** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | (2.29%) | (1.44%) | (1.25%) | 2.19% | 1.66% | (4.96%) | 0.14% | 1.59% | (5.59%) | (5.55%) | 1.82% | 4.18% | (9.65%) |
| **2009** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 0.09% | (2.67%) | 3.12% | 2.48% | 2.94% | 1.19% | 3.81% | 1.89% | 3.03% | (0.61%) | 4.75% | 1.16% | 23.07% |
| **2010** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | (1.61%) | 1.39% | 3.35% | 0.62% | (3.93%) | (0.57%) | 3.11% | (1.19%) | 5.15% | 3.07% | (1.43%) | 2.72% | 10.80% |
| **2011** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 0.93% | 4.19% | 0.34% | 3.62% | 0.57% | (0.99%) | (1.96%) | (3.58%) | (2.69%) | 3.39% | (0.27%) | 1.97% | 5.30% |
| **2012** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.27% | 1.77% | 3.60% | 0.17% | (2.87%) | 2.13% | 1.56% | 0.89% | 1.50% | (2.96%) | 1.04% | 0.09% | 10.40% |
| **2013** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.82% | 2.82% | 3.61% | 2.06% | 0.97% | (1.54%) | 2.55% | (2.76%) | 3.14% | 4.06% | 2.87% | 1.04% | 24.85% |
| **2014** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | (3.02%) | 2.62% | 0.92% | 0.15% | 1.89% | 0.37% | (0.53%) | 3.73% | (1.02%) | 1.63% | 3.39% | (0.68%) | 9.65% |
| **2015** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | YTD |
| JPUSBLCS Index | (0.57%) | 2.99% | (0.65%) | (1.43%) | 1.31% | | | | | | | | 1.58% |

J.P.Morgan

**Key Risks**

■ The Index is subject to the negative impact of an index fee and borrowing cost

■ The Index may not achieve its target volatility—No assurance can be given that the actual realized volatility of the Index will be at its target level of 8.5%.

■ The daily adjustment of the exposure of the Index to its target constituents will vary—The Index's exposure to each of its Target Constituents may vary between 0% and the maximum exposure of 100%.

■ The Index may be partially uninvested—When the exposure of the Index to its Target Constituents is less than 100% on any day, a portion of the Index will be uninvested. The Index will reflect no return for any uninvested portion.

■ The Index may significantly underperform its Equity Constituent

■ The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent

■ The Index may have significant exposure to its Cash Constituent

■ Our affiliate, J.P. Morgan Securities plc, is the calculation agent for the Index and may adjust the Index in a way that affects its level—The policies and judgments for which J.P. Morgan Securities plc, is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. J.P. Morgan Securities plc is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may not be successful and may not outperform any alternative strategy.

■ The Index comprises notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ The Index was established on April 30, 2014 and therefore has a limited operating history.

■ You should review carefully the related "Risk Factors" section in the relevant disclosure statement and the "Selected Risk Considerations" in the relevant term sheet.

J.P.Morgan